ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

January 27, 2016

George G. Baxter

(617) 951-7748

george.baxter@ropesgray.com

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Deborah D. Skeens, Esq.

Re:	Allianz Funds Multi-Strategy Trust (Registration Nos. 333-148624 and 811-22167)—Responses to Comments on Post-Effective Amendment No. 82

Dear Ms. Skeens:

I am writing on behalf of Allianz Funds Multi-Strategy Trust (the “Trust”) to respond to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission,” or, the “SEC”) on the Trust’s Post-Effective Amendment No. 82 (the “485(a) Amendment”) to the Trust’s Registration Statement on Form N-1A. The 485(a) Amendment was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“Securities Act”), on November 23, 2015 in connection with the annual update of the Trust’s Registration Statement for all of its series (each, a “Fund” and together, the “Funds”), as well as to register Class R6 shares of the following Funds: AllianzGI Global Dynamic Allocation Fund, AllianzGI High Yield Bond Fund, AllianzGI International Small-Cap Fund and AllianzGI U.S. Small-Cap Growth Fund. We received your oral comments regarding the 485(a) Amendment via telephone on January 8, 2016. Summaries of your comments and the Trust’s responses are set forth below. These responses are reflected, to the extent applicable, in Post-Effective Amendment No. 83 (the “485(b) Amendment”) to the Trust’s Registration Statement, which filed on January 27, 2016, pursuant to Rule 485(b) under the Securities Act.

General

1.	Comment: Please include in the 485(b) Amendment all information that had been omitted from or placed in brackets in the 485(a) Amendment.

Response: The Trust confirms that the 485(b) Amendment includes all information that had been omitted from or placed in brackets in the 485(a) Amendment.

2.	Comment: Please confirm that the exhibits included in the list of exhibits to the Trust’s registration statement described in Item 28 (Exhibits) to Part C have been filed in compliance with Rule 483 of the Securities Act, particularly with respect to the requirement to file final agreements.

Response: The Trust has made significant revisions to the list of exhibits described in Item 28 since the previous annual update to its Registration Statement (filed on March 31, 2015 as part of Post-Effective Amendment No. 77 under the Securities Act) and will continue to review the list of exhibits and make additional revisions in subsequent amendments to its Registration Statement.

Prospectus

Fees and Expenses

3.	Comment: The Staff notes that many of the Funds are subject to a fee waiver and/or expense reimbursement arrangement (collectively, “expense reductions”). Please confirm that the expense reductions described in the footnote to such Funds’ Annual Fund Operating Expenses tables will be effective for at least twelve months from the effective date of the 485(b) Amendment, in accordance with Item 3 of Form N-1A.

Response: The Trust confirms that all expense reductions described in footnotes to the Funds’ Annual Fund Operating Expenses tables will be effective for at least twelve months from the effective date of the 485(b) Amendment.

4.	Comment: In the section titled “Fees and Expenses of the Fund” in each applicable Fund’s Fund Summary, please revise disclosure in the sub-section titled “Examples” to state that the Fund’s expense reduction is reflected in the Examples only for the term of the expense reduction.

Response: The Trust respectfully submits that current disclosure in the 485(a) Amendment already addresses this comment. Disclosure in the sub-section titled “Examples” for each Fund subject to an expense reduction currently states: “The Examples are based, for the first year, on Total Annual Fund Operating Expenses After Expense Reductions and, for all other periods, on Total Annual Fund Operating Expenses.”

5.	Comment: Please confirm that the Annual Fund Operating Expenses tables in the Fund Summaries have been prepared in accordance with the requirements of Form N-1A as to the inclusion or omission, as appropriate, of any expected fees or imputed expenses resulting from short sales.

Response: The Trust confirms that the Annual Fund Operating Expenses tables in the Fund Summaries have been prepared in accordance with the requirements of Form N-1A as to any expected fees or imputed expenses resulting from short sales.

6.

Comment: The Staff notes that many of the Funds’ Annual Fund Operating Expenses tables include a footnote that states: “Under the Expense Limitation Agreement, the Manager may recoup waived or reimbursed amounts for three years, provided total expenses, including such recoupment, do not exceed the annual expense limit in effect at the time of such waiver or reimbursement.” Please revise this language in view of the accounting guidelines discussed in the 2009 Investment Companies Industry Developments Audit Risk Alert (ARA-INV.73) (the “Audit Risk Alert”), which state that recapture provisions in an investment adviser’s expense limitation agreement should be limited to the lesser of (1) the expense cap in effect at the time of the waiver and (2) the expense cap in effect at the time of recapture.

Response: The Trust confirms that each applicable Fund’s expense recoupments are applied in accordance with the guidance set forth in the Audit Risk Alert. The Trust notes further that the referenced footnotes accurately describe the related expense limitation agreements and so respectfully submits that the requested change is unnecessary. The Trust will continually monitor amounts subject to recoupment against both the original expense cap in effect at the time the expenses were waived and/or reimbursed, as well as against the current expense cap.

Principal Investment Strategies and Principal Risks

7.	Comment: The Staff notes that disclosure in certain Fund Summaries states that the applicable Fund will invest in “equity securities and equity-related instruments.” Please define “equity securities” and “equity-related instruments” in each applicable Fund Summary and describe “equity securities” and “equity-related instruments” in more detail in each applicable Fund’s corresponding Item 9 disclosure.

Response: The Trust has reviewed disclosure in each applicable Fund Summary and believes that current disclosure adequately describes the Funds’ principal investment strategies, is helpful to investors and compliant with Item 4 of Form N-1A. The Trust notes that equity securities are currently defined and described in detail in the section titled “Characteristics and Risks of Securities and Investment Techniques—Common Stocks and Other Equity Securities.” This disclosure is unchanged in the 485(b) Amendment. The Trust notes further that, for each Fund that invests in equity-related instruments as a principal investment strategy, the following disclosure appears in its Item 9 disclosure: “Equity-related instruments are securities and other instruments, including derivatives such as equity-linked securities, whose investment results are intended to correspond generally to the performance of one or more specified equity securities or of a specified equity index or analogous ‘basket’ of equity securities.” The Trust believes most investors are at least sufficiently generally aware of what “equity securities” are, such that omitting a detailed description of this term from Item 4 and Item 9 disclosure is appropriate, given that a detailed description of this term can be found elsewhere in the Prospectus, as mentioned above. In contrast, the Trust understands that many investors may not be as familiar with what an “equity-related instrument” is, and so has included (and will include in the 485(b) Amendment) a definition of this term in the applicable Funds’ Item 9 disclosure.

8.

Comment: The Staff notes that the section of the Prospectus titled “Summary of Principal Risks—Derivatives Risk” includes robust disclosure describing the Funds’ use of derivatives. The Staff notes, further, that the “Principal Investment Strategies” sections of many Fund Summaries state that the Funds may invest in certain types of derivatives. A representative example of such disclosure is included in the “Principal Investment Strategies” section of the Fund Summary of the AllianzGI Global

Sustainability Fund, which states: “In addition to common stocks and other equity securities (such as preferred stocks, convertible securities and warrants) and equity-related instruments, the Fund may invest in securities issued in initial public offerings (IPOs). The Fund may also utilize foreign currency exchange contracts, options, stock index futures contracts, warrants and other derivative instruments.” For each Fund with disclosure permitting the use of derivatives, please revise disclosure to include the specific purpose of such derivative investments, tailored for each Fund that discloses the ability to invest in derivatives. Additionally, please confirm supplementally that the Trust has considered the relevant observations of the Staff regarding derivatives-related disclosure as set forth in its letter dated July 30, 2010 to Karrie McMillan, Esq., General Counsel of the Investment Company Institute.

Response: The Trust believes the Prospectus and Statement of Additional Information (“SAI”) contain adequate disclosure relating to the Funds’ use of derivatives. Current disclosure in the section of the Prospectus titled “Characteristics and Risks of Securities and Investment Techniques–Derivatives” states:

Derivatives may be used for a variety of reasons, including for risk management, for leverage and to indirectly gain exposure to other types of investments. For example, a Fund may use derivative instruments (such as securities swaps) to indirectly participate in the securities market of a country from which a Fund would otherwise be precluded for lack of an established securities custody and safekeeping system or for other reasons.

[ . . . ]

A Fund’s use of derivative instruments involves risks different from, or greater than, the risks associated with investing directly in securities and other more traditional investments, and the use of certain derivatives may subject a Fund to the potential for unlimited loss. A description of various risks associated with particular derivative instruments is included in “Investment Objectives and Policies” in the Statement of Additional Information. The following provides a more general discussion of important risk factors relating to all derivative instruments that may be used by the Funds.

Additionally, the Trust notes that many Funds include disclosure in the “Principal Investment Strategies” section of their Fund Summaries about the current use of derivatives, which it believes is helpful to investors and provides further clarity about the purpose of such investments. A representative example of such disclosure (relating to the AllianzGI Micro Cap Fund) states: “Although the Fund did not invest significantly in derivative instruments as of the most recent fiscal year end, it may do so at any time.”

The Trust confirms that it has considered the relevant observations of the Staff regarding derivatives-related disclosure as set forth in its letter dated July 30, 2010 to Karrie McMillan, Esq., General Counsel of the Investment Company Institute, specifically with respect to disclosing (1) the types of derivatives in which the Fund may invest, (2) the specific purpose for using such derivatives, and (3) the extent to which such derivatives will be utilized.

In light of existing disclosure relating to the reasons why the Funds may use derivatives and risks associated with each, the Trust respectfully submits that its current disclosure remains appropriate.

9.	Comment: If a Fund uses swap transactions as part of its principal investment strategies, please revise the Fund’s relevant disclosure to describe the types of swap transactions in which the Fund will invest, including total return swaps, if applicable. Additionally, please confirm that such Fund segregates an appropriate amount of assets to cover its obligations in connection with total return swaps, consistent with SEC Concept Release No. IC-29776 (August 31, 2011).

Response: The Trust confirms that the types of swap transactions utilized as a principal investment strategy by a Fund, including total return swaps, are identified in each such Fund’s Item 9 disclosure. Additionally, the Trust confirms that it evaluates a Fund’s derivative positions for purposes of asset segregation, including in connection with total return swaps, based on the value of the Fund’s obligation under the derivatives instrument (which may include market value or notional value, depending on the circumstances), in a manner the Trust believes is consistent with Investment Company Act Release No. 10666 (April 18, 1979) and related guidance issued by the Staff. The Trust notes that in December 2015 the Commission proposed rule changes relating to this topic that, if adopted as proposed, would affect the Fund’s future approach to compliance with section 18(f) of the Investment Company Act of 1940, as amended (the “1940 Act”).

10.	Comment: The Staff notes that disclosure in certain Fund Summaries states that the Funds may invest in real estate investment trusts (“REITs”). If a Fund’s investments in REITs create exposure to sub-prime mortgages for the Fund, please revise such Fund’s “Principal Investment Strategies” and “Principal Risks” disclosure to include references to such exposure.

Response: The Trust confirms that none of the Funds currently has material exposure to sub-prime mortgages through its REIT investments. The Trust notes that only three Funds currently have any exposure to the “Mortgage REIT” sub-industry through their REIT investments, and such Mortgage-REIT exposure is currently less than 1% for each applicable Fund. Given that sub-prime mortgages are a sub-set of the “Mortgage REIT” sub-industry, the Funds’ exposure to sub-prime mortgages through REIT investments would also be less than 1% for each Fund.

11.	Comment: If derivatives may be taken into account in assessing compliance with a Fund’s 80% test under Rule 35d-1 (in each case, a “Rule 35d-1 Policy”) under the 1940 Act, please describe how derivatives are included or counted for purposes of a Fund’s Rule 35d-1 Policy and describe how they will be valued. Please note that the Staff’s position is that the derivative’s market value should be used to include or count the derivative for purposes of a Fund’s Rule 35d-1 policy.

Response: For purposes of determining compliance with its Rule 35d-1 Policy, a Fund may account for a derivative position by reference to either its market value or notional value, depending on the circumstances. Consistent with the purposes of Rule 35d-1, the Trust believes it is appropriate to use a derivative contract’s notional value when notional value is the best measure of the economic exposure the derivatives contract provides to investments that are consistent with the Fund’s name. For example, a fund with the word “bond” in its name might appropriately use the notional value of a long position in a bond futures contract for purposes of measuring the Fund’s compliance with its Rule 35d-1 Policy. This is because the potential performance impact of holding a long position in a bond futures contract would be viewed as significantly linked to its notional value, substantially moreso than to its market value. The Trust notes that rigid use of the market values of derivatives contracts for Rule 35d-1 purposes, without regard to economic exposure, would not only serve to prevent funds with appropriate economic exposure to a given type of investment from satisfying their Rule 35d-1 Policies, it would also permit funds with economic exposures very different from their names to comply with their Rule 35d-1 Policies. For example, a fund with “equity” in its name that invests 90% of its assets in equities, but hedges out all of its equity exposure with index futures, would satisfy its Rule 35d-1 Policy notwithstanding that it had no economic exposure to equity investments.

The Trust notes that disclosure in the section titled “Characteristics and Risks of Securities and Investment Techniques–Capitalization Criteria, Percentage Investment Limitations and Alternative Means of Gaining Exposure” currently states:

Unless otherwise stated, all market capitalization criteria and percentage limitations on Fund investments listed in this Prospectus will apply at the time of investment. A Fund would not violate these limitations unless an excess or deficiency occurs or exists immediately after and as a result of an investment. Unless otherwise indicated, references to assets in the percentage limitations on the Funds’ investments refer to total assets. Unless otherwise stated, if a Fund is described as investing in a particular type of security or other instrument, either generally or subject to a minimum investment percentage, the Fund may make such investments either directly or by gaining exposure through indirect means, such as depositary receipts, derivatives (based on either notional or mark-to-market value depending on the instrument and circumstances), placement warrants or other structured products. Such exposure may be achieved through a combination of multiple instruments or through a combination of one or more investment instruments and cash or cash equivalents.

This language remained unchanged in the 485(b) Amendment. The Trust notes that in December 2015 the Commission proposed rule changes relating to this topic that, if adopted as proposed, would affect the Fund’s future approach to segregation.

12.	Comment: The Staff notes that the Fund Summaries for numerous Funds state that the Fund invests in non-U.S. securities. Please provide a definition of “non-U.S. securities” in the Fund Summary of each Fund that invests in non-U.S. securities.

Response: The Trust respectfully declines to make the requested change. The Trust notes that “non-U.S. securities” are defined in the section titled “Characteristics and Risks of Securities and Investment Techniques–Non-U.S. Securities,” which currently states:

Non-U.S. securities may include, but are not limited to, securities of companies that are organized and headquartered outside the U.S.; non-U.S. equity securities as designated by commonly-recognized market data services; U.S. dollar- or non-U.S. currency-denominated corporate debt securities of non-U.S. issuers; securities of U.S. issuers traded principally in non-U.S. markets; non-U.S. bank obligations; U.S., dollar- or non-U.S. currency-denominated obligations of non-U.S. governments or their subdivisions, agencies and instrumentalities, international agencies and supranational entities; and securities of other investment companies investing primarily in non-U.S. securities.

This language is unchanged in the 485(b) Amendment. The Trust believes that this language is helpful to investors by providing them with a comprehensive description of what the Funds consider to be non-U.S. securities, and that there is no way to succinctly provide a truncated definition for this term each time it is used throughout the Prospectus.

13.	Comment: Please review the principal risks listed for each Fund as they relate to the Fund’s principal investment strategies and revise disclosure, to the extent necessary, to ensure that each principal investment strategy has a corresponding principal risk, and vice versa.

Response: Per its normal process for annually updating its Registration Statement, the Trust has reviewed the principal investment strategies and principal risks of each Fund and has revised disclosure, to the extent necessary, to ensure that each principal investment strategy has a corresponding principal risk, and vice versa.

14.	Comment: The Staff notes that disclosure for each Fund states: “The principal risks of investing in the Fund, which could adversely affect its net asset value, yield and total return are (in alphabetical after the first [number] risks).” Please revise this disclosure to explain why certain principal risks are listed first, followed by the remainder of principal risks listed in alphabetical order.

Response: The Trust respectfully submits that the referenced disclosure clearly indicates that each Fund has determined the number and content of the most significant principal risks to which, under normal circumstances, the Fund expects to be subject. The Trust believes that listing those significant principal risks first—and calling out the specific number of principal risks listed prior to the alphabetized remainder—helps investors understand how different Funds may be expected to have different risk profiles, even if they share common principal risks. If each Fund used only an alphabetized list of principal risks, the Trust believes investors would have more difficulty understanding these differences. The Trust believes this method is helpful to investors because it highlights the most significant principal risks of investing in a Fund, and also includes the complete list of principal risks. Therefore, the Trust declines to make the requested change.

15.	Comment: The Staff notes that several Funds include Focused Investment Risk as a principal risk despite not including corresponding disclosure in their Fund Summaries stating that the Fund may focus its investments on a limited number of issuers, sectors, industries or geographic regions. Please explain why Focused Investment Risk is an appropriate risk for such Funds; or, alternatively, please revise disclosure in the “Principal Investment Strategies” section of the Fund Summary for each Fund that includes Focused Investment Risk as a principal risk to indicate that such Fund may focus its investments on a limited number of issuers, sectors, industries or geographic regions.

Response: The Trust believes Focused Investment Risk is appropriate for each Fund that includes it as a principal risk because the securities and markets in which each such Fund primarily invests (e.g., markets relating to equity securities and equity-related investments, fixed-income securities and related instruments, and other investments) have in the past and may in the future experience extreme volatility and disruption, such as during the financial crisis of 2008-2009 and its aftermath. A Fund, despite being diversified across individual issuers prior to such a disruption, may as a result become temporarily heavily weighted in, and thus exposed to the risks associated with, a small number of issuers, sectors, industries or geographic regions within its portfolio. Additionally, as disclosed in the “Summary of Principal Risks” section of the Prospectus, Focused Investment Risk is not limited to non-diversified Funds or to diversified Funds investing in a relatively small number of issuers, because natural phenomena such as weather emergencies, natural disasters and climate change (and related international regulation and accords) can materially affect certain geographic regions, issuers and industries, the risks of which, the Trust believes, may adversely impact each Fund, including diversified Funds, which typically have investments in the securities of a relatively large number of issuers.

16.	Comment: The Staff notes that Turnover Risk is included as a principal risk of each Fund and requests that a statement to the effect that the Fund may engage in frequent trading be included in the “Principal Investment Strategies” section of the Fund Summary of each Fund.

Response: The Trust notes that Item 3 of Form N-1A requires each Fund to define portfolio turnover, explain its effects on Fund performance, and provide the portfolio turnover rate during the most recent fiscal year. Given that this disclosure is required for all Funds, including Funds that do not engage in frequent trading as a principal investment strategy, the Trust believes that the inclusion of Turnover Risk is appropriate for all Funds, regardless of whether a Fund engages in frequent trading as a principal investment strategy, and respectfully declines to make the requested change.

17.	Comment: The Staff notes that the Fund Summaries for numerous Funds contain the following disclosure: “Although the Fund did not invest significantly in derivative instruments as of the most recent fiscal year end, it may do so at any time.” Please delete this disclosure since it does not describe a principal investment strategy of the Fund, or otherwise explain supplementally why such disclosure is appropriate and consistent with Form N-1A.

Response: The Trust has reviewed the referenced disclosure and believes that it adequately describes each Fund’s principal investment strategies, is helpful to investors and compliant with Item 4 of Form N-1A. Each Fund that includes the referenced disclosure has a principal investment strategy permitting the Fund to invest in derivative instruments. For example, for AllianzGI China Equity Fund, the statement immediately preceding the referenced disclosure reads: “In addition to equity securities (such as preferred stocks, convertible securities and warrants), the Fund may invest in securities issued in initial public offerings (IPOs), and may utilize foreign currency exchange contracts, options, stock index futures contracts and other derivative instruments.” The Trust believes that the referenced disclosure is helpful to investors and provides further clarity about the Fund’s principal investment strategies and the associated risks. Although the Fund may not currently invest significantly (or at all) in some of the instruments described in the “Principal Investment Strategies” section of the Fund Summary, the Trust believes that investors benefit from disclosure describing investments the Funds may make in executing a principal investment strategy. This is particularly true with respect to investments in derivative instruments, which may involve significant risks even if the Fund is not exposed to such investments on a continuous or regular basis. Thus, the Trust respectfully declines to revise disclosure relating to the applicable Funds in response to this comment.

18.	Comment: Please confirm supplementally whether any of the Funds currently invest or intend to invest in contingent convertible securities, either as a principal investment strategy or as an additional strategy. If a Fund currently invests in contingent convertible securities, please provide supplementally the amount the Fund currently invests in such securities. To the extent that a Fund invests or intends to invest in contingent convertible securities, please consider adding appropriate disclosure about such investments. The type and location of such disclosure will depend on (i) the extent to which the Fund invests in contingent convertible securities and (ii) the characteristics of the contingent convertible securities in which the Fund will invest. If the Fund invests or intends to invest in contingent convertible securities as a principal investment strategy, please add appropriate disclosure in each applicable Fund’s Item 4 and Item 9 disclosure.

Response: The Trust confirms that none of the Funds currently invests or intends to invest in contingent convertible capital instruments (sometimes referred to as “CoCos”), which are hybrid capital securities typically issued by banks that absorb losses when the capital of the issuer falls below a certain level.

Additionally, the Trust notes that convertible securities in which the Funds invest may have contingency clauses, such as the occurrence of a pre-specified event that triggers the conversion of a debt security into an equity security. The Trust notes that disclosure describing the Funds’ investments, as applicable, in such convertible securities can be found in the section of the Prospectus titled “Characteristics and Risks of Securities and Techniques—Convertible Securities,” which states: “A convertible security may be called for redemption or conversion by the issuer after a particular date and under certain circumstances (including a specified price) established upon issue. If a convertible security held by a Fund is called for redemption or conversion, the Fund could be required to tender it for redemption, convert it into the underlying common stock or sell it to a third party.”

19.	Comment: The Staff notes that disclosure in certain Fund Summaries states that the Fund “may” invest in certain instruments. For example, disclosure for AllianzGI Emerging Markets Consumer Fund states: “In addition to common stocks, the Fund may invest in other equity securities (such as preferred stocks, convertible securities and warrants) and equity-related instruments.” Please revise disclosure, as applicable, to clarify how investments a Fund “may” make are a principal investment strategy of the Fund.

Response: The Trust has reviewed the referenced disclosure and believes that it adequately describes each Fund’s principal investment strategies, is helpful to investors and compliant with Item 4 of Form N-1A. In the example above, the AllianzGI Emerging Markets Consumer Fund has retained and disclosed that it has the flexibility to invest equity securities other than common stocks, but is not compelled to do so. Although the Fund may not currently invest significantly (or at all) in some of the instruments described in the “Principal Investment Strategies” section of its Fund Summary, the Trust believes that investors benefit from disclosure describing investments the Funds may make in executing their principal investment strategies, particularly in light of the degree to which market conditions and investment opportunities change over time. Thus, the Trust respectfully declines to revise disclosure in the Fund Summary in response to this comment.

20.	Comment: The Staff states that disclosure provided in response to Item 4(a) of Form N-1A should not be identical to the disclosure provided in response to Item 9(b) and points the Trust to the Staff’s June 2014 IM Guidance Update (No. 2014-08) (“2014 Mutual Fund Disclosure Guidance”), which sets forth the Staff’s observations about this issue. Please revise as applicable or otherwise confirm that the disclosure provided for each Fund in response to Item 4(a) is tailored so that it summarizes the disclosure provided for the same Fund in response to Item 9(b).

Response: The Trust notes that each Fund’s Item 4 disclosure has been tailored to summarize the corresponding information provided in response to Item 9(b) of Form N-1A and is therefore appropriately responsive to the requirements of Item 4(a) and related Commission and Staff guidance, including the 2014 Mutual Fund Disclosure Guidance. The Trust notes that each Fund Summary is not identical to the Item 9(b) disclosure, although much of the language in each Fund Summary conforms to the corresponding Item 9(b) disclosure.

21.	Comment: Please consider revising, for applicable Funds, “Underlying Fund and Other Acquired Fund Risks” disclosure to provide additional clarity regarding the Fund’s indirect exposure to the principal risks of investing in other investment companies.

Response: The requested change has been made. “Underlying Fund and Other Acquired Fund Risks” disclosure has been revised as follows (new language denoted by underline):

The Fund will be indirectly affected by factors, risks and performance specific to the Underlying Funds and Other Acquired Funds.

Performance Information

22.	Comment: Please confirm that each Fund’s bar chart of Calendar Year Total Returns (each, a “bar chart”) complies with Item 4(b)(2) of Form N-1A.

Response: The Trust confirms that current disclosure in each Fund’s bar chart complies with Item 4(b)(2) of Form N-1A.

23.	Comment: Please confirm that the share class showing after-tax returns in each Fund’s Average Annual Total Returns table (each, a “table”) is the share class with the longest period of annual returns, as required by Item 4(b)(2) of Form N-1A, if no classes have ten years’ worth of annual returns. If all share classes are the same age or if multiple share classes have more than ten years’ worth of annual returns, please explain supplementally the basis for selecting the particular share class for which you show after-tax returns in the table.

Response: The Trust notes that Item 4(b)(2) of Form N-1A permits a multiple-class fund to select any single share class to use in its bar chart, and also to show the after-tax returns of any single share class in its table, provided that all share classes of such fund have at least ten years’ worth of annual returns. If only one share class has at least ten years’ worth of annual returns, a multiple-class fund must use that share class in its bar chart and also must show that share class’s after-tax returns in its table. If no share classes of the fund have at least ten years’ worth of annual returns, the fund must use the share class with the longest period of annual returns in its bar chart and must show that same share class’s after-tax returns in its table. The Trust confirms that each Fund’s bar chart and table complies with Item 4(b)(2) of Form N-1A. Consistent with Form N-1A, in its bar chart, each Fund uses the share class with the longest period of annual returns, which is typically Class A or Institutional Class, and continues to use that same share class in its bar chart year after year even as, per Item 4(b)(2), other share classes of the Fund become eligible to be included in the bar chart over time. It is the Trust’s practice to show after-tax returns in a Fund’s table for the same share class used in that Fund’s bar chart.

24.	Comment: The Staff notes that disclosure in the paragraph preceding the bar chart for several Funds states that: “[f]or periods prior to the inception date of a share class, performance information shown for such class may be based on the performance of an older class of shares that dates back to the Fund’s inception[.]” Please omit references to an older class of shares if such reference does not apply to that particular Fund.

Response: The requested change was made.

25.	Comment: The Staff notes that disclosure in the paragraph preceding the bar chart for several Funds states that another share class’s performance would be higher than performance of the share class shown in the bar chart because of the higher expenses borne by the share class shown in the bar chart. Please revise this language to state that performance would be different than performance of the share class shown.

Response: The requested change was made.

26.	Comment: The Staff notes that disclosure in the paragraph preceding the bar chart for several Funds states that: “Performance in the Average Annual Total Returns table reflects the impact of sales charges (loads), if any.” Please revise this language as appropriate to remove references to sales charges for any Fund offering only share classes that are not subject to a sales charge.

Response: The requested change was made.

27.	Comment: Please revise, as applicable, the parenthetical adjacent to the Index included in each Fund’s table to comply with Item 4(b)(2)(iii) of Form N-1A.

Response: The Trust has reviewed the referenced disclosure and believes that it is compliant with Item 4(b)(2)(iii) of Form N-1A and helpful to investors. The Trust believes that Form N-1A permits the Trust to revise the referenced parenthetical as necessary to accurately describe the returns of a particular index, as demonstrated by the brackets surrounding the phrase “fees, expenses or taxes” in the model table provided in Item 4(b)(2)(iii). Because the annual total returns of certain indices reflect no deduction for fees or expenses, but are presented net of dividend tax withholding, we have revised the parenthetical provided by the Form accordingly. The Trust therefore respectfully declines to make the requested change.

28.	Comment: The Staff notes that for certain Funds, the information in the table includes references to benchmarks with missing or bracketed information. Please include in the 485(b) Amendment all information that had been omitted from or placed in brackets in the tables in the 485(a) Amendment.

Response: The Trust confirms that all missing or bracketed information is included in the tables in the 485(b) Amendment.

29.	Comment: Please revise disclosure in the paragraph preceding the bar chart for any Fund that includes in its bar chart the returns of a share class not subject to a sales load to include a statement that the performance in the bar chart does not reflect the impact of sales loads, and if it did, the performance results would be lower than those shown.

Response: The Trust respectfully submits that the referenced disclosure as it appears in the 485(a) Amendment is accurate and compliant Form N-1A. The Trust notes that Instruction 1(a) to Item 4(b)(2) of Form N-1A states: “If a Fund’s shares are sold subject to a sales load or account fees, state that sales loads or account fees are not reflected in the bar chart and that, if these amounts were reflected, returns would be less than those shown.” Consistent with Form N-1A, the Trust has included this required disclosure for each Fund whose bar chart shows the returns of a share class that is subject to a sales load. For example, for AllianzGI Global Water Fund, the disclosure currently states: “The bar chart and the information to its right show performance of the Fund’s Class A shares, but do not reflect the impact of sales charges (loads). If they did, returns would be lower than those shown.” (Emphasis in original) Accordingly, if a Fund’s bar chart shows the returns of a share class that is not subject to a sales load, the Trust omits the referenced disclosure, which the Trusts believes is consistent with Form N-1A.

30.	Comment: The Staff notes that disclosure in the paragraph preceding the bar chart for several Funds discusses adjustment of performance based on differences in fees and expenses. Please confirm supplementally that such adjusted performance for all such Funds does not result in higher returns, consistent with the Staff’s position in Quest For Value Dual Purpose Fund, Inc., SEC No-Action Letter (publicly available February 28, 1997) (hereinafter, “Quest for Value”).

Response: It has been the longstanding practice of funds advised by Allianz Global Investors Fund Management LLC (“AGIFM”) to adjust the inherited performance of a new share class of an existing fund based on differences in class-specific expenses relative to the oldest prior-existing share class.

The Trust believes that its method of presenting adjusted performance is appropriate because it consistently uses the fees and expenses paid by the newer share class to adjust the older share class performance shown for periods prior to the inception of the newer share class. In cases where a straightforward adjustment is possible, the alternative method, using the fees and expenses of the older share class, would provide a less fair presentation because it would fail to adjust for fees and expenses that will actually be paid by investors in the newer share class. In many of the instances in which the Trust calculates performance in this manner, the effect of the adjustment is to reflect lower performance (i.e., where the fees and expenses of the newer share class were higher than those of the older share class).

On October 27, 1998, J.B. Kittredge, formerly of this law firm, spoke with Barry Miller, the legal counsel then associated with the Office of Disclosure at the Division of Investment Management, about the presentation of performance data by Allianz Funds, a registrant for which AGIFM acts as investment adviser, in its prospectuses for newer share classes with lower expenses than a fund’s older share classes. This conversation resulted from the filing of a post-effective amendment to Allianz Funds’ registration statement. The cover letter of that amendment specifically referred to Allianz Fund’s then-proposed (and now Allianz Funds’ and the Trust’s current) methodology so as to bring it to the attention of the Staff, and also referred to the Staff’s position in the Quest for Value no-action letter. The methodology in question was the same as that used for presenting the performance in the 485(a) Amendment. The Trust understands that during this conversation Mr. Miller indicated that (a) he understood Allianz Funds’ reasons for using its performance methodology, but (b) the Staff would not affirmatively approve of Allianz Funds’ methodology. Mr. Miller also indicated that he understood that Allianz Funds would use such methodology in the absence of further Staff action. Allianz Funds has continued to present its performance using such methodology in its prospectuses and annual and semi-annual reports since October 1998, and the Trust has taken a similar approach since its inception in 2008. Although from time to time the Staff comments upon the methodology, the Staff has reaffirmed its understanding that Allianz Funds and/or the Trust would use such methodology in the absence of further Staff action, although the Staff has not affirmatively approved its use. We are not aware of any aspects of the substantial 2009 revisions to Form N-1A or related public statements by the Commission that provide further insight into the appropriateness of this methodology or specifically disapprove of such an approach.

As noted in the paragraph preceding the referenced bar charts, detailed information may be found regarding the calculation of each Fund’s class-by-class performance, including a discussion of any performance adjustments, under “Additional Performance Information” in the Funds’ Prospectus and SAI.

Management of the Fund

31.	Comment: Please revise the formatting of the “Management of the Fund” section in each Fund’s Fund Summary to avoid reader confusion regarding the name of the section. For example, the spacing in this section for AllianzGI Best Styles Emerging Markets Equity Fund may be misleading to readers by making it appear that the section is called “Management of the Investment Manager.”

Response: The requested change has been made.

Tax Information

32.	Comment: Please revise the sentence in the section titled “Tax Information” within each Fund Summary to clarify that an investor who invests through a tax-deferred arrangement may be taxed upon withdrawal from the Fund.

Response: The Trust respectfully submits that current disclosure is appropriate and compliant with Item 7 of Form N-1A, which requires each Fund to state, as applicable, “that the Fund intends to make distributions that may be taxed as ordinary income or capital gains or that the Fund intends to distribute tax-exempt income.” The Trust notes that current Item 7 disclosure for each Fund is as follows: “The Fund’s distributions are generally taxable to you as ordinary income or capital gains, unless you are investing through a tax-advantaged arrangement, such as a 401(k) plan or an individual retirement account.” The Trust believes Form N-1A does not refer to any need to provide the type of disclosure now requested by the Staff and respectfully declines to make the requested change.

Summary of Principal Risks

33.	Comment: We note that the section “Overview of Allianz Target Funds” in the prospectus includes the following language: “Each Target Fund may invest without limit in Underlying Funds and may invest a significant percentage of its assets in a small number, or even one, of the Underlying Funds.” Please revise the referenced disclosure to clarify the meaning of “significant” as used in the referenced disclosure.

Response: With respect to the meaning of the word “significant” in the referenced disclosure, the Trust confirms that it is using the word’s common meaning in this respect, and that the referenced disclosure is intended to convey the point that a considerable, important or large amount of the Fund’s assets may be invested in a small number of Underlying Funds or a single Underlying Fund. The Trust respectfully declines to add a specific percentage defining “significant” here because it believes investors understand the common usage of the term and that its inclusion is helpful to investors and consistent with Form N-1A.

34.	Comment: The Staff notes that this section’s introductory paragraph includes the following sentence: “Each Fund may be subject to additional risks other than those described below because the types of investments made by each Fund can change over time.” Please remove this sentence. It should not be necessary, given that the Trust would be required to update the Prospectus in the event of a material change in the principal investment strategies and principal risks of any Fund.

Response: The Trust respectfully declines to make the requested change. The Trust notes that new risks may emerge as a result of unforeseen market, economic, geopolitical, company-specific or other developments. The Trust therefore believes that the sentence referenced by the Staff is both accurate and helpful to investors, as it provides notice that additional risks may emerge in the future even though they are not currently disclosed as principal risks. The Trust notes further that the referenced disclosure refers to only

“additional risks” and not additional principal risks, and the Trust believes that putting investors on notice that additional risks other than the stated principal risks may affect the Funds is helpful to investors and compliant with Form N-1A.

35.	Comment: Please specify which Funds are subject to the risks described under “Additional Risks of Investing in the Funds” or, alternatively, please delete this section.

Response: The Trust has reviewed the referenced disclosure and notes that information regarding which Funds are newly formed, smaller, or have recently changed their investment strategies can be found elsewhere in the Prospectus. For example, each Fund’s total assets under management as of the most recent fiscal year end can be found in the portions of each Fund’s audited financial statements included in the Prospectus, and each Fund’s inception date can be found in the Average Annual Total Returns table in its Fund Summary, as applicable. The Trust therefore respectfully declines to make the requested change.

Prior Related Performance Information

36.	Comment: Please confirm supplementally that Allianz Global Investors U.S. LLC (“AllianzGI U.S.”) maintains or has arranged to have maintained the data and other information required by Rule 204-2a16 under the Advisers Act of 1940.

Response: The Trust confirms that AllianzGI U.S. maintains or has arranged to have maintained the referenced data and information.

37.	Comment: Please review the disclosure in this section for conformity with the Nicholas-Applegate no-action letter (pub. avail. Aug. 6, 1996) (the “Nicholas-Applegate Letter”)[1] and make any necessary revisions.

Response: The Trust has reviewed the referenced disclosure and believes it is consistent the Nicholas-Applegate Letter.

38.	Comment: The Staff notes that the term “Composite” is defined as “an aggregation of one or more portfolios managed according to similar investment mandate, objective or strategy” in the second paragraph of this section. Please add the word “substantially” immediately preceding the word “similar” in the referenced definition, to conform to similar disclosure in this section.

Response: The requested change has been made.

39.	Comment: Please explain supplementally why it is appropriate to refer to “predecessor advisers and affiliates” in presenting prior related performance.

[1]	Nicholas-Applegate Mutual Funds and Nicholas-Applegate Capital Management SEC Staff No-Action Letter (August 6, 1996).

Response: References to predecessor advisers denote entities that have been merged with or into AllianzGI U.S. References to affiliates denote wholly-owned subsidiaries of Allianz SE with which AllianzGI U.S. maintains “participating affiliate” arrangements with respect to management of the relevant strategies.

40.	Comment: The Staff notes that the current disclosure states: “AllianzGI U.S.’s list of composite descriptions, as well as information regarding its policies for valuing portfolios, calculating performance and preparing compliant presentations, are available upon request.” Please clarify supplementally the reason for including this disclosure.

Response: The Trust notes that the referenced disclosure is required by Section 4.A.11 of the Global Investment Performance Standards (“GIPS”),2 which states that: “Firms must disclose that the Firm’s list of Composite Descriptions is available upon request” and by Section 4.A.12 of GIPS, which states: “Firms must disclose that policies for valuing Portfolios, calculating performance and preparing Compliant Presentations are available upon request.” Additionally, the Trust believes that the sentence referenced by the Staff is helpful to investors, as it provides direction as to how an investor may obtain additional information regarding the composite performance presented in this section.

41.	Comment: Please revise disclosure to indicate that “net of fees” returns are net of all actual fees.

Response: The Trust has reviewed the Staff’s guidance in the Nicholas-Applegate Letter with respect to “net of fees” disclosure and believes the existing calculation, presentation and description of composite performance is consistent with the Staff’s guidance in that the information is not incomplete, inaccurate, or misleading and does not impede understanding of required information. The Trust notes further that certain of the composites included in this section contain separately managed and other institutional accounts that do not involve the same types of fees and expenses (e.g., custody expenses, sales loads and distribution fees, among others), as do the corresponding Funds, and, instead, involve only an advisory fee paid to AllianzGI U.S. Thus, the Trust respectfully declines to make changes to the “net of fees” performance presentation in response to this comment.

42.	Comment: Please explain supplementally the meaning of the terms “time-weighted” and “asset-weighting” as used in this section.

Response: GIPS defines a “Time-Weighted Rate of Return” as: “A method of calculating period-by-period returns that negates the effects of External Cash Flows.”3 According to the GIPS Guidance Statement on Calculation Methodology,4 GIPS requires a time-weighted rate of return because “it removes the effects of external cash flows, which are generally client-driven. Therefore, a time-weighted rate of return best reflects the firm’s ability to manage the portfolios according to a specified mandate, objective, or strategy, and is the basis for the comparability of composite returns among firms on a global basis.”

[2]	Global Investment Performance Standards, as adopted by the GIPS Executive Committee on January 29, 2010, CFA Institute (Jan. 29, 2010), available at: http://www.cfapubs.org/doi/pdf/10.2469/ccb.v2010.n5.1.
[3]	Id.
[4]	See Introduction to GIPS Guidance Statement on Calculation Methodology, CFA Institute (Sept. 28, 2010), available at: http://www.gipsstandards.org/standards/Documents/Guidance/gs_calculation_methodology_clean.pdf.

“Asset-weighting” is a method of calculating a single, weighted-average composite return that incorporates the returns of the individual component-portfolios of the composite, weighted according each component-portfolio’s size as a percentage of the total composite’s size. In contrast to an “equal-weighted approach,” which applies equal weight to each component-portfolio’s return regardless of its size, asset-weighting accounts adjusts for the differences in size among the component-portfolios and is required by GIPS.

43.	Comment: Please amend the title of the first table in this section of the Prospectus so that it reads as follows: “AllianzGI U.S.’s Prior Performance of Similar Accounts Relating to the AllianzGI Best Styles Emerging Markets Equity Fund.”

Response: The requested change has been made.

44.	Comment: The Staff notes that a footnote to the penultimate table in this section currently states: “[The only account in the composite is seed capital and no fees are charged on this account].” Please clarify this footnote to explain why only one account is included in the referenced composite, or, alternatively, remove the footnote.

Response: The referenced footnote was removed.

How to Buy and Sell Shares

45.	Comment: The Staff notes that the fourth paragraph of disclosure in this section currently states:

A purchase order received by the Trust or its designee prior to the close of regular trading on the New York Stock Exchange (“NYSE”) (normally 4:00 p.m., Eastern time), on a day the Trust is open for business, together with payment made in one of the ways described below, will be effected at that day’s NAV. An order received after the close of regular trading on the NYSE will be effected at the NAV determined on the next business day. However, orders received by certain financial intermediaries (such as retirement plans and their service providers, clearing agents, and brokerage firms trading with the Trust on an omnibus basis) on a business day prior to the close of regular trading on the NYSE will be effected at the NAV determined on such business day, provided that such order is communicated to the Trust or its designee prior to such time as agreed upon by the Trust and such intermediary after the close of regular trading on the NYSE on such business day or on the following business day. If your purchase or redemption order is received by the Distributor on a day when the New York Stock Exchange is closed, it will be processed on the next succeeding day when the New York Stock Exchange is open (at the succeeding day’s NAV). (Emphasis added)

The Staff notes that the last (bolded) sentence in the above-quoted paragraph is potentially inconsistent with the disclosure in the rest of the paragraph. Please consider removing the reference to “the Distributor” in the last sentence of the above-quoted paragraph in order to clarify that the treatment of orders received on a day when the NYSE is closed does not differ depending on the entity to which the order is communicated.

Response: The Trust has revised the last sentence of the referenced disclosure as follows (new language denoted by underline and deletions by ~~strikethrough~~):

If your purchase or redemption order is received by the Trust or its designee ~~Distributor~~ on a day when the New York Stock Exchange is closed, it will be processed on the next succeeding day when the New York Stock Exchange is open (at the succeeding day’s NAV).

46.	Comment: The Staff notes that the eighth paragraph of disclosure in this section currently states:

The Distributor, in its sole discretion, may accept or reject any order for purchase of Fund shares. The sale of shares will be suspended during any period in which the NYSE is closed for other than weekends or holidays, or if permitted by the rules of the SEC, when trading on the NYSE is restricted or during an emergency which makes it impracticable for the Funds to dispose of their securities or to determine fairly the value of their net assets, or during any other period as permitted by the SEC for the protection of investors. Additionally, redemptions of Fund shares may be suspended when trading on the NYSE is restricted or during an emergency which makes it impracticable for the Funds to dispose of their securities or to determine fairly the value of their net assets, or during any other period as permitted by the SEC for the protection of investors. Under these and other unusual circumstances, the Trust may suspend redemptions or postpone payment for more than seven days, as permitted by law. (Emphasis added)

Please consider clarifying the last (bolded) sentence in the above-quoted disclosure to more closely track the language and requirements of Section 22(e) of the 1940 Act and related rules.

Response: The Trust has reviewed the referenced disclosure and notes that the phrase “as permitted by law” was added to the last sentence of the above-quoted disclosure in response to a previous, similar comment from the Staff. The Trust believes that current disclosure clearly indicates that the Trust will only suspend redemptions or postpone payment for redeemed shares as permitted by the 1940 Act and other applicable law. The Trust therefore believes that the referenced disclosure is both accurate and helpful to investors and respectfully declines to make the requested change.

47.	Comment: Please add disclosure to the “Redemptions in Kind” sub-section to explain that in-kind securities remain subject to market risk until they are sold and that a shareholder may incur capital gains when they convert in-kind securities to cash.

Response: The Trust will add the following language to the “Redemptions in Kind” sub-section of the “How to Buy and Sell Shares” section of the Prospectus (new language denoted by underline):

If your shares are redeemed in kind, you should expect to incur transaction costs upon the disposition of the securities received in the distribution. Such securities remain subject to market risk until they are sold. You may recognize capital gain or loss upon the disposition of such securities.

AllianzGI Best Styles Emerging Markets Equity Fund, AllianzGI Emerging Markets Consumer Fund and AllianzGI Emerging Markets Small-Cap Fund (for purposes of the following Comment and Response, each a “Fund” and together, the “Funds”)

48.	Comment: The Staff notes that disclosure in the “Principal Investment Strategies” section of each Fund’s Fund Summary currently states that the Fund invests in securities of companies that are “tied economically to emerging market countries.” Please explain why being tied economically to emerging market countries exposes the Fund to the economics and risks of such markets.

Response: The Trust believes that current disclosure adequately explains why being tied economically to emerging markets countries exposes the Fund to the economics and risks of such markets. For example, disclosure in AllianzGI Emerging Markets Small-Cap Fund’s “Principal Investment Strategies” section currently states: “The Fund’s portfolio managers consider a security to be tied economically to a country with an emerging securities market if it is classified as an emerging market security by MSCI Inc. (‘MSCI’), incorporated in an Emerging Market Country (as defined below), traded on an exchange in an Emerging Market Country or if it has exposure to an Emerging Market Country.”

Additionally, the Trust notes that the adopting release for Rule 35d-1 indicates that the Staff considers a company incorporated in a country that is within the geographic region suggested by a fund’s name would be appropriate to include in such fund’s Rule 35d-1 Policy. As proposed, Rule 35d-1 would have required investment companies with names that suggest that they focus their investments in a particular country to meet of one three criteria specified in the proposed rule, the first of which included investments in “securities of issuers that are organized under the laws of the country or of a country within the geographic region suggested by the company’s name or that maintain their principal place of business in that country or region.”5 The final rule was modified to provide funds with the flexibility to invest in additional types of investments that are not addressed by the three proposed criteria.6 Thus, the final rule did not remove or invalidate any of the three proposed criteria; rather, it gave funds the flexibility to meet its requirements in additional ways, indicating that the securities of a company organized under the laws of a country suggested by a fund’s name remain appropriate to include in such fund’s Rule 35d-1 policy. Given that each Fund has “Emerging Markets” in its name and includes investments in the securities of companies classified as emerging market securities by MSCI, incorporated in an Emerging Market Country, traded on an exchange in an Emerging Market Country or having exposure to an Emerging Market Country, the Trust believes that each Fund’s Rule 35d-1 Policy is appropriate.

AllianzGI Best Styles Emerging Markets Equity Fund, AllianzGI Best Styles Global Equity Fund, AllianzGI Best Styles International Equity Fund and AllianzGI Best Styles U.S. Equity Fund (for purposes of the following two Comments and Responses, each a “Fund” and together, the “Funds”)

49.	Comment: Please consider revising disclosure in the “Principal Investment Strategies” section of each Fund Summary to further explain the term “risk premiums,” consistent with “plain English” principles as codified in Rule 421(d) under the Securities Act, and as described in SEC Release No. 33-7497.

Response: The disclosure in each Fund’s Item 9 disclosure has been revised as follows (new language denoted by underline):

The Fund’s investment strategy centers on the portfolio managers’ belief that individual investment styles (as described below) carry long-term “risk premiums” that are largely independent of the current economic or market environment and that can be captured using a disciplined investment approach. “Risk premiums” represent the added value resulting from investments in certain sub-segments of the market that may carry higher risks but have historically led to higher returns on investment.

50.	Comment: Please revise disclosure describing the various investment style categories utilized by each Fund in the “Principal Investment Strategies” section of each Fund’s Fund Summary to be more reader-friendly, consistent with “plain English” principles as codified in Rule 421(d) under the Securities Act, and as described in SEC Release No. 33-7497.

[5]	See Adopting Release, Note 24 and related text (discussing three criteria originally proposed for investment companies whose names suggest focus in a particular country).
[6]	See id. at Note 26 and related text.

Response: The Trust has reviewed the referenced disclosure believes that it is consistent with “plain English” principles, helpful to investors and compliant with Form N-1A.

AllianzGI Emerging Markets Debt Fund (for purposes of the following Comment and Response, the “Fund”)

51.	Comment: Please explain why it is appropriate for the Fund, which invests primarily in debt instruments, to have an investment objective that includes seeking capital appreciation.

Response: The Trust notes that the Fund’s investment objective currently states: “The Fund seeks long-term capital appreciation and current income.” The Trust confirms that, in seeking to achieve the Fund’s objective, the portfolio managers emphasize current income and capital appreciation equally. Given the Fund’s principal investment strategies and its investable universe, the portfolio managers believe that having an investment objective to seek both capital appreciation and current income is appropriate and desirable and the Trust believes the Fund’s investment objective is compliant with Form N-1A.

52.	Comment: If the Fund intends to invest over 25% of its net assets in the sovereign debt of a single foreign country, please revise the disclosure to indicate this, or confirm supplementally that the Fund does not intend to do so.

Response: The Trust confirms that the Fund does not intend to invest over 25% of its net assets in the sovereign debt of a single foreign country. The Trust notes that applicable Staff guidance asserts that sovereign debt of an individual issuer is an industry for purposes of concentration under section 8 of the 1940 Act, and that the Fund has a fundamental investment policy to not invest more than 25% of its total assets (taken at market value at the time of such investment) in the securities of issuers in any particular “industry,” as the term is used in the 1940 Act, as interpreted, modified or otherwise permitted from time to time by regulatory authority having jurisdiction.

AllianzGI Emerging Markets Debt Fund and AllianzGI Global Fundamental Strategy Fund (for purposes of the following Comment and Response, each a “Fund” and together, the “Funds”)

53.	Comment: The Staff notes that each Fund’s Item 4 and Item 9 disclosure indicates that the Fund may invest in affiliated and unaffiliated funds, including Undertakings for Collective Investment in Transferable Securities (“UCITS”). Please revise each Fund’s disclosure to describe what a UCITS is and to clarify that certain acquired funds may have limited liquidity. Additionally, to the extent the Fund invests in Underlying Funds, please revise the Fund’s Annual Fund Operating Expenses to reflect such investments.

Response: The following language has been added to each Fund’s Item 9 disclosure:

A UCITS is an open-end European investment fund established in accordance with the UCITS Directive that must be organized under the laws of a European Union member state and subject to regulation by the European Union member state in which it is domiciled.

With respect to the Staff’s request that the Trust revise disclosure to clarify that certain acquired funds may have limited liquidity, the Trust notes that each Fund’s Item 9 disclosure currently states: “A portion of the Fund’s positions in acquired funds (but no more than 15% of the Fund’s net assets when taken together with any other illiquid assets held by the Fund) is expected to be illiquid (i.e., securities that the Fund would not be able to sell or dispose of in the ordinary course of business within seven calendar days).” The Trust believes the referenced disclosure clearly indicates that each Fund considers the liquidity characteristics of its investments in acquired funds when applying its 15% limit on illiquid investments. The Trust notes further that the UCITS in which the Funds invest are open-end funds that typically have daily liquidity, similar to U.S.-registered open-end mutual funds, such as the Funds, and respectfully declines to make the requested change.

Additionally, the Trust confirms that, to the extent the Fund invests in Underlying Funds, the fees associated with such investments will be reflected in the Fund’s Annual Fund Operating Expenses table.

54.	Comment: Please consider adding disclosure in the Fund’s Fund Summary in response to the Staff’s January 2014 IM Guidance Update (No. 2014-01), which discusses fixed income securities risk management, including volatility risk in the fixed income markets.

Response: The Trust has reviewed the Staff’s January 2014 IM Guidance Update and respectfully submits that its existing disclosure adequately describes the Fund’s policies and practices with respect to fixed income securities risk management and volatility risk.

AllianzGI Europe Equity Dividend Fund (for purposes of the following Comment and Response, the “Fund”)

55.	Comment: The Staff notes that the Fund’s Rule 35d-1 Policy currently has two 80% tests: one for investments in equity securities and one for securities of European issuers. Please combine the Fund’s Rule 35d-1 Policies into a single Rule 35d-1 Policy stating that the Fund will invest 80% of its net assets in equity securities of European issuers.

Response: The Trust has adopted two Rule 35d-1 Policies for the Fund; one relating to the word “Europe” in its name, and the other relating to the word “Equity” in its name, each consistent with the Rule 35d-1 and other applicable Commission guidance. The Trust is unaware of any specific rule or other Commission guidance limiting a fund to a single Rule 35d-1 Policy or requiring a combined Rule 35d-1 Policy for funds with names substantially similar to the Fund’s name. As such, the Trust respectfully declines to revise the Fund’s Rule 35d-1 Policies in connection with the 485(b) Amendment; however, the Trust will consider revising the Fund’s Rule 35d-1 Policies in the future.

Additionally, the Trust confirms that more than 92% of the Fund’s assets were invested in equity securities of European issuers as of January 21, 2016.

AllianzGI Best Styles Global Equity Fund, AllianzGI Global Allocation Fund, AllianzGI Global Dynamic Allocation Fund, AllianzGI Global Fundamental Strategy Fund, AllianzGI Global Megatrends Fund, AllianzGI Global Sustainability Fund, AllianzGI Global Water Fund, AllianzGI NFJ Global Dividend Value Fund (for purposes of the following Comment and Response, each a “Fund” and together, the “Funds”)

56.	Comment: With respect to disclosure in the “Principal Investment Strategies” section of each Fund’s Fund Summary, please explain specifically how each Fund invests in a number of countries around the world.

Response: The Trust notes that each Fund’s Fund Summary and Item 9 disclosure includes a description of its investment process and how it allocates its investments, which the Trust believes is helpful to investors and compliant Form N-1A. The Trust confirms that, because of the Funds’ investment objectives, investment universes and principal investment strategies, the Funds typically will have exposure to a number of countries throughout the world. As of January 21, 2016, the various Funds’ assets were exposed to no fewer than four, and as many as 39, countries throughout the world.

The Trust notes that Rule 35d-1 does not regulate several terms commonly included in fund names, including “global” and “international,” that under previous Staff interpretations of Section 35(d) of the 1940 Act, had entailed certain investment requirements. In the adopting release for Rule 35d-1, the Commission affirmatively chose not to impose an investment percentage threshold in non-U.S. securities or a minimum number of countries in which a fund must invest for funds with such terms in their names, and the adopting release indicates that such terms do not give rise to an 80% investment requirement. Instead, the adopting release asserts that these terms connote diversification among investments in a number of different countries throughout the world and states the Commission expects that companies using such names will invest accordingly. In addition, the adopting release invokes the Staff’s long-standing position that, as a general matter, an investment company may use any reasonable definition of the terms used in its name. We note that in June 2012, the Staff provided additional informal guidance to the Investment Company Institute indicating that one possible approach to satisfying the requirements of Section 35(d) for a fund with “global” or “international” in its name would be to “expressly describe how the fund will invest its assets in investments that are tied economically to a number of countries throughout the world.”7

The Trust notes that the absence, in the adopting release for Rule 35d-1, of a specific, minimum number of countries in which such a fund must invest is consistent with the Commission’s view in the proposing release for Rule 35d-1 that “the number of countries in which an ‘international’ or ‘global’ investment company may invest at any one time may appropriately differ from company to company.” In particular, the Trust notes that while the Commission no longer distinguishes the terms “global” and “international,” the Commission has in the past suggested that an investment company with “international” in its name should invest in securities of at least three countries outside the United States and that an investment company with “global” in its name should invest in securities of at

[7]	Investment Company Institute Memorandum 26215, SEC Staff Comments on Fund Names (Rule 35d-1) (Jun. 4, 2012) (hereinafter the “ICI Memorandum”) (quoting the Staff).

least three different countries (which may include the United States).8 Given the variety of countries to which the Funds have exposure, the Trust respectfully submits that each Fund has a portfolio of investments that is tied economically to a number of countries throughout the world and that the Funds’ current disclosure is adequate in this regard.

AllianzGI Global Allocation Fund and AllianzGI Global Dynamic Allocation Fund (for purposes of the following Comment and Response, each a “Fund” and together, the “Funds”)

57.	Comment: Please delete footnote 2 in each Fund’s Annual Fund Operating Expenses Table. Additionally, please explain supplementally why the disclosure in the referenced footnote indicates that Acquired Fund Fees and Expenses have been estimated.

Response: The requested change has been made. Regarding the question of why the referenced footnote indicated that Acquired Fund Fees and Expenses had been estimated, the Trust believes that it is permissible under Form N-1A for a Fund to estimate its Acquired Fund Fees and Expenses, under certain circumstances. The Trust notes that Instruction 3(d)(ii) to Item 3 of Form N-1A states that if there have been any changes in a Fund’s Annual Fund Operating Expenses that would materially affect the information disclosed in the table, the Fund may restate the expense information using the current fees as if they had been in effect during the previous fiscal year, and in a footnote to the table, the Fund should disclose that the expense information in the table has been restated to reflect current fees. Instruction 3(d)(iii) clarifies further, stating that “a change in ‘Annual Fund Operating Expenses’ means either an increase or a decrease in expenses that occurred during the most recent fiscal year or that is expected to occur during the current fiscal year.” In this case, because there were changes the Trust believed would materially affect the Acquired Fund Fees and Expenses amount for each Fund, the Trust took the position that estimating Acquired Fund Fees and Expenses to reflect those changes was helpful to investors and consistent with Form N-1A.

AllianzGI Global Fundamental Strategy Fund, AllianzGI Global Megatrends Fund and AllianzGI NFJ Global Dividend Value Fund (for purposes of the following Comment and Response, each a “Fund,” and together, the “Funds”)

58.	Comment: The Staff notes that disclosure in each Fund’s Principal Investment Strategies section currently states that the Fund will, under normal circumstances, allocate its investments among securities that are economically tied to issuers in at least three countries, one of which may be the United States. Please either: (i) revise the above-quoted disclosure to increase to four the minimum number of countries in which each Fund will invest under normal circumstances; (ii) remove the above-quoted disclosure or (iii) explain supplementally why it is appropriate for a Fund with the word “Global” in its name to invest in only three countries, including the United States.

[8]	As stated in the ICI Memorandum, the Staff’s position is that a fund with the word “international” or “global” in its name should invest in at least three different countries, under normal market conditions. The Staff also stated that it did not believe that this approach is compulsory.

Response: The above-quoted disclosure has been removed for each Fund.

59.	Comment: Please explain the legal basis for considering the USD Overnight and USD Overnight LIBOR + 4% indices to be broad-based securities market indices.

Response: The Trust does not treat either of the above-referenced indices as the mandatory broad-based securities market index, as required by Item 4(b)(2)(iii) of Form N-1A. Instead, the broad-based securities market index used by the Fund is the blend of 70% MSCI ACWI, 30% Barclays Global Aggregate Bond Index. The Trust notes that the Fund’s disclosure currently states: “The performance information below provides some indication of the risks of investing in the Fund by showing changes in its total return from year to year and by comparing the Fund’s average annual total returns with those of a blend of two broad-based market indices, the USD Overnight LIBOR, the USD Overnight LIBOR + 4% and a performance average of similar mutual funds.” The Trust believes this disclosure clearly indicates that the broad-based market index used by the Fund is “a blend of two broad-based market indices,” and that the LIBOR indices are additional indices used to compare the Fund’s average annual total returns, as permitted by Instruction 2(b) to Item 4 of Form N-1A.

AllianzGI Global Megatrends Fund and AllianzGI International Growth Fund (for purposes of the following Comment and Response, each a “Fund” and together, the “Funds”)

60.	Comment: The Staff notes that the Funds were recently formed. Please explain why expenses in each Fund’s Annual Fund Operating Expenses table are not estimated for the Fund’s initial year, and why each Fund shows 5-year and 10-year Examples in the section of each Fund’s Fund Summary titled “Fees and Expenses of the Fund.”

Response: The Trust notes that both Funds launched on February 2, 2015. Because the Funds launched approximately eight months prior to the end of the Trust’s fiscal year end on September 30, 2015, they are not “New Funds” as defined in Item 3 of Form N-1A (as that term contemplates a period of operation less than six months). Because the Funds are not “New Funds,” Form N-1A does not permit them to state that expenses are based on estimates, and requires the Funds to show Examples for the 1-, 3-, 5- and 10-year periods. The Trust notes that the Funds did not have a full year of operating history as of the most recent calendar year end, which is why Performance Information is not included for the Funds.

AllianzGI Global Sustainability Fund (for purposes of the following Comment and Response, the “Fund”)

61.	Comment: The Staff notes that, pursuant to Rule 35d-1(a)(2), a Fund that uses the word “Sustainability” in its name must adopt and disclose a policy to invest at least 80% of its net assets in investments issued by companies that promote sustainability. Companies that promote sustainability could include those that are primarily engaged in activities that produce renewable resources or do not deplete existing resources.

Response: The Trust notes that Rule 35d-1(a)(2) requires a fund to adopt a Rule 35d-1 Policy if the fund’s name suggests an investment emphasis in a particular type of investment or investments, or industry or group of industries. In the companion release to the adopting release to Rule 35d-1, titled “Frequently Asked Questions about Rule 35d-1 (Investment Company Names),” the Staff distinguished terms that suggest “an investment objective or strategy, rather than a type of investment,” and noted that such terms do not require adoption of a Rule 35d-1 Policy.9 The Trust notes further that disclosure in the “Principal Investment Strategies” section of the Fund’s Fund Summary states that the Fund seeks to achieve its investment objective by “creating a portfolio of global equities with a focus on companies that the portfolio managers believe exhibit strong records with respect to environmental, social, and corporate governance (‘ESG’) factors.” Additionally, disclosure in the same section states: “The portfolio managers intend to diversify the Fund’s investments across geographic regions and economic sectors. . .[t]he portfolio managers believe that there are long-term benefits in an investment philosophy that attaches material weight to certain issues not captured by traditional investment analysis, such as the environment, workplace relations, human rights, community relations, product safety and impact, and corporate governance and business ethics. The portfolio managers also believe that investing in companies with strong records for managing ESG risks can generate long-term competitive financial returns and positive societal impact and that companies that do not exhibit strong records with respect to ESG factors may be at a greater long-term risk of negative economic consequences.” The Trust believes the referenced disclosure clearly indicates that the Fund does not focus its investments in any particular type of investment, industry or group of industries, but rather applies its “ESG” factors as part of its evaluation of available investment opportunities across multiple investments and industries.

With respect to the word “Sustainability” in the Fund’s name, the Trust believes that it does not suggest an investment emphasis in a particular type of investment, industry or group of industries, but rather that it reflects the investment strategy and philosophy that the Fund’s portfolio managers use in seeking to achieve the Fund’s investment objective, as communicated through the referenced and other disclosure. The Trust therefore respectfully declines to adopt a Rule 35d-1 Policy for the Fund, as it believes the Fund’s name complies with Rule 35d-1(a)(2).

AllianzGI International Growth Fund (for purposes of the following Comment and Response, the “Fund”)

62.	Comment: The Staff notes that the Fund may invest in American Depositary Receipts (“ADRs”) and Global Depositary Receipts (“GDRs”). To the extent investments in ADRs and GDRs are principal investments of the Fund, please add corresponding principal risk disclosure or explain supplementally why such disclosure is not appropriate.

Response: The Trust believes the Fund’s current risk disclosure is appropriate and compliant with Form N-1A, and therefore declines to make the requested change. The Trust notes that the Fund’s “Principal Investment Strategies” disclosure currently states: “The Fund may achieve its exposure to non-U.S. securities either directly or through depository receipts such as American Depositary Receipts (ADRs), Global Depositary Receipts (GDRs) and European Depositary Receipts (EDRs).” The Trust notes that this language clearly conveys to the reader that it is a principal investment strategy of the Fund to invest in non-U.S. securities, and further that the Fund’s investments in ADRs and GDRs are among the means the Fund may use to facilitate its non-U.S. investments. The Trust believes that the Fund’s current risk disclosure, including disclosure regarding Equities Securities Risk, Non-U.S. Investment Risk, and Emerging Markets Risk, encompasses the umbrella of risks associated with investments in non-U.S. securities, including investments made through ADRs and GDRs.

AllianzGI Micro Cap Fund and AllianzGI Ultra Micro Cap Fund (for purposes of the following Comment and Response, each a “Fund” and together, the “Funds”)

63.	Comment: Please revise each Fund’s principal risk disclosure to address the risk posed by investments in micro cap or ultra micro cap companies, as applicable.

Response: The requested changes have been made. The following sentence was added to the discussion of “Smaller Company Risk” in the AllianzGI Micro Cap Fund’s Fund Summary: “Risks associated with securities issued by smaller companies are magnified for investments in securities issued by micro-cap companies.” Similar disclosure relating to ultra micro cap companies was added to the AllianzGI Ultra Micro Cap Fund’s Fund Summary.

Additionally, the following disclosure was added as a new paragraph to the Item 9 disclosure relating to “Smaller Company Risk”:

Micro-Cap and Ultra Micro-Cap Company Risks. Funds, including the AllianzGI Micro Cap Fund and AllianzGI Ultra Micro Cap Fund, may invest in micro-cap and ultra micro-cap companies. The general risks associated with investing in securities issued by companies with smaller market capitalizations are magnified

[9]	See Question #9 in Frequently Asked Questions about Rule 35d-1 (Investment Company Names), available at: https://www.sec.gov/divisions/investment/guidance/rule35d-1faq.htm (“[T]he term ‘growth and income’ does not suggest that a fund focuses its investments in a particular type of investment, but rather suggests that a fund invests its assets in order to achieve both growth of capital and current income”).

for investments in micro-cap and ultra micro-cap companies. Micro-cap companies may be newly formed or in the early stages of development, with limited product lines, markets or financial resources and may depend on a few key employees. Micro-cap stocks typically involve greater risks of loss and price fluctuations because their earnings and revenues tend to be less predictable and their share prices tend to be more volatile and their markets less liquid than stocks of companies with larger market capitalizations. Some U.S. micro-cap companies are followed by few, if any, securities analysts, and there tends to be less publicly available information about such companies. Their securities generally have even more limited trading securities. Securities issued by companies with ultra micro-capitalizations typically exhibit greater volatility than even micro-cap company shares. A Fund may need more time to purchase or sell its positions in such securities. Additionally, it may take a long time before the Fund realizes a gain, if any, on an investment in a micro-cap or ultra micro-cap company.

AllianzGI NFJ International Small-Cap Value Fund

64.	Comment: Please confirm that the reference to “smaller market capitalizations” in the Fund’s Rule 35d-1 Policy is meant to refer to “companies with smaller market capitalizations.”

Response: The Trust confirms that the Fund’s 35d-1 Policy is meant to indicate that the Fund will invest at least 80% of its net assets in common stocks and other equity securities of companies with smaller market capitalizations. The Trust believes the meaning of the Fund’s 35d-1 Policy is sufficiently clear based on the language as it currently appears in the Fund’s Fund Summary. The Trust notes that it is unable to revise the Fund’s Rule 35d-1 Policy to further clarify this point prior to the 485(b) Amendment, given the requirement to provide 60 days’ prior written notice to shareholders before making such a change. The Trust will consider making such a change for a future Registration Statement amendment.

AllianzGI Short Duration High Income Fund

65.	Comment: The Staff notes that the Fund may invest up to 20% of its assets in bank loans. Please disclose in the Prospectus that it may take longer than seven days for transactions in bank loans to settle. Please also address how the Fund intends to meet short term liquidity needs which may arise as a result of this lengthy settlement period. Additionally, the Fund’s risk disclosure should describe the fact that investments in bank loans may not be securities and therefore may not have the protections afforded by the federal securities laws.

Response: The requested changes have been made. The Trust has added disclosure in the “Characteristics and Risks of Securities and Techniques—Senior and Other Bank Loans” section of the Prospectus which is responsive to the Staff’s comment.

AllianzGI Structured Return Fund

66.	Comment: Please explain supplementally the basis for considering the BofA Merrill Lynch 3-Month US T-Bill Index an appropriate broad-based market index.

Response: The Trust believes the BofA Merrill Lynch 3-Month US T-Bill Index is an appropriate broad-based market index for the Fund because it is a well-known, widely published, industry-standard benchmark which tracks the performance of the 3-month U.S. Treasury Market. The Trust notes that Form N-1A defines an “appropriate broad-based securities market index” as one that is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used. The Trust believes that the BofA Merrill Lynch 3-Month US T-Bill Index fits this definition.

AllianzGI U.S. Equity Hedged Fund

67.	Comment: Please consider adding options risk disclosure, given the Fund’s investments in exchange-traded options and FLEX options.

Response: The Trust believes the Fund’s current risk disclosure is sufficient and compliant with From N-1A, and respectfully declines to make the requested change. The Trust believes that the Fund’s current risk disclosure, particularly disclosure regarding Derivatives Risk, encompasses the risks associated with investments in exchange-traded options and FLEX options. Additionally, the Trust notes that there is a lengthy section of the SAI titled “Investment Objectives and Policies – Derivative Instruments – Risks Associated with Options on Securities and Indexes” which provides extensive detail regarding the particular risks associated with a Fund’s investments in options.

AllianzGI U.S. Small-Cap Growth Fund

68.	Comment: Please revise the language relating to the terms “risk-reward candidates” and “related multiple expansion” under the “Principal Investment Strategies” section of the Fund Summary to be more reader-friendly, consistent with “plain English” principles as codified in Rule 421(d) under the Securities Act of 1933, and as described in SEC Release No. 33-7497.

Response: The requested change has been made. The referenced disclosure has been revised as follows (new language denoted by underline and deletions by ~~strikethrough~~):

The portfolio managers look for what they believe to be the best ~~risk-reward candidates within~~stocks in the investment universe~~, defined as equities that are expected to appreciate based on accelerating fundamental performance and related~~ that exhibit the best potential for appreciation while recognizing the risk profile of each stock. The portfolio managers expect capital appreciation to be driven by improving earnings and fundamental improvements by the underlying company, as well as by investors’ recognition of the company’s improvement by awarding the company’s shares a higher valuation (for example, by assigning the company’s shares a higher Price to Earnings multiple ~~expansion~~).

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Tandy Representation

On behalf of the Trust, we acknowledge that: (i) the Commission is not foreclosed from taking any action with respect to this filing; (ii) the Commission’s staff’s review of this filing, under delegated authority, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in this filing; and (iii) the Trust will not assert the Commission’s staff’s review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

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Please do not hesitate to call me (at 617-951-7748) or George B. Raine (at 617-951-7556) if you have any questions or require additional information.

Kind regards,

/s/George G. Baxter IV

George G. Baxter IV

cc:	Julian Sluyters
Thomas J. Fuccillo, Esq.
Angela Borreggine, Esq.
David C. Sullivan, Esq.
George B. Raine, Esq.
Justin Hebenstreit, Esq.
Sarah H. McLaughlin, Esq.